Exhibit 99.1

18 October 2012

Barclays PLC

Statement on Payment Protection Insurance

Barclays has experienced higher than previously anticipated levels of Payment Protection Insurance (“PPI”) claim volumes since the end of the first half, and has therefore determined that it is appropriate to provide a further £700 million as at 30 September 2012. This is in addition to provisions recognised of £1 billion in 2011 and £300 million in the first quarter of 2012. Based on claims experience to date and anticipated future volumes, the resulting provision includes Barclays best estimate of expected costs of future PPI redress. Barclays will continue to monitor actual claims volumes and the assumptions underlying the calculation of its PPI provision.

On 31 October 2012, Barclays will announce its third quarter Interim Management Statement. Barclays currently expects the Group adjusted profit before tax, which excludes the impact of own credit (expected to be a charge of £1.1bn) and the provision for PPI redress, for the three months ended 30 September 2012 to be broadly in line with current market consensus of £1.7 billion.

-ENDS-

For further information, please contact:

Investor Relations Kathryn McLeland +44 (0) 20 7116 4943	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements.

These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the SEC.